

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 30, 2023

Wanjun Yao
Chief Executive Officer
Tungray Technologies Inc.
#02-01, 31 Mandai Estate,
Innovation Place Tower 4,
Singapore 729933

> **Re: Tungray Technologies Inc.**
> **Amendment No. 5 to Registration Statement on Form F-1**
> **Filed October 4, 2023**
> **File No. 333-270434**

Dear Wanjun Yao:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 5 to Registration Statement on Form F-1

Risk Factors
Risks Related to Doing Business in Singapore
Any adverse material changes to the Singapore market (whether localized or resulting from economic or other conditions)..., page 51

1. We note your disclosure that the spread of COVID-19 did not have any material impact on the Company's business during the six months ended June 30, 2023, and the years ended December 31, 2022 and 2021. We also note your disclosure on page 85 that "during the six months ended June 30, 2023, due to the end of the COVID-19 pandemic, the market needs for printers and other automation equipment returned to a normal level which resulted in a sharp decrease in the new purchase demand of customers in 2023."
Please revise your discussion regarding the impact of the COVID-19 pandemic or advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Tungray
Key Factors Affecting Results of Operations, page 82

2.   We note that management considers customer retention a key factor affecting your results of operations. We also note that your overall customer retention rates decreased from 52.2% during the six months ended June 30, 2022, to 45.6% during the same period in 2023, which is also a decrease from the 48.8% retention rate for fiscal year 2022. Please revise to include a discussion of the reasons for this decrease.

Financial Statements
Note 2. Summary of significant accounting policies
Prepayments, page F-10

3.   It is unclear if the disclosed policy for prepayments on page F-10 is applicable to prepaid expenses or perhaps another asset such as receivables. Please revise your policy disclosure, if necessary, and advise us.

Note 17. Subsequent events, page F-30

4.   Please revise to disclose the date through which you evaluated subsequent events. Refer to ASC 855-10-50-1(a).

General

5.   We note the changes you made to your disclosure appearing on the cover page, Summary and Risk Factor sections relating to legal and operational risks associated with operating in China and PRC regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since the amendment that was filed on June 27, 2023, warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure referencing the PRC government's intent to strengthen its regulatory oversight conveys the same risk. Please revise or advise.

Wanjun Yao
Tungray Technologies Inc.
October 30, 2023
Page 3

        Please contact Joseph Cascarano at 202-551-3376 or Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley at 202-344-5791 or Matthew Derby at 202-551-3334 with any other questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Technology

cc: Anna Jinhua Wang